Exhibit 99.1

KBS Fashion Group Limited Announces Financial Results for the First Quarter of 2018

SHISHI, China, June 8, 2018 -- KBS Fashion Group Limited ("KBS" or the "Company") (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China, today announced its unaudited financial results for the first quarter of 2018. Our consolidated financial statements are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

First quarter of 2018 Financial Highlights

●	Net revenues decreased by 21.1% to $4.46 million for the first quarter of 2018 from $5.51 million for the same period of last year. The decrease was related to the termination of bad contracts with some customers and the liquidation of excess inventory.

●	Gross profit decreased by 10.3% to $1.09 million for the first quarter of 2018 from $1.21 million for the same period of last year. Gross margin was 24.2% for the first quarter of 2018, compared to 22.0% for the same period of last year.

●	Operating profit decreased by 10.0% to $2.01 million for the first quarter of 2018 from $2.23 million for the same period of last year.

●	GAAP net loss was $1.90 million, or $0.886 loss per basic and diluted share, for the first quarter of 2018, compared to net income of $1.73 million, or $0.977 loss per basic and diluted share, for the same period of last year.

●	* Non-GAAP net loss, was $1.90 million, or $0.886 loss per basic and diluted share, for the first quarter of 2018, compared to non-GAAP net loss of $1.73 million, or $0.977 loss per basic and diluted share, for the same period of last year.

Mr. Keyan Yan, Chief Executive Officer of the Company commented, "while our sales performance for the first quarter reflects a challenging garment market, we remain optimistic about our business as we continue to execute operationally, focus on financial discipline, and aggressively pursue contracting opportunities. The management team is also working on exploring various options by cooperating with e-commerce stores to generate sales momentum for our business. With our continuous efforts, we are confident to deliver improved results going forward.”

* Non-GAAP Financial Measures: This press release contains certain non-GAAP financial measures. A reconciliation of these non-GAAP measures to their nearest comparable GAAP measures is included below. Management believes the use of non-GAAP measures is an additional useful method of evaluating our financial condition and results of operations.  The non-GAAP financial measures disclosed should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the expected results calculated in accordance with GAAP and reconciliations to those expected results should be carefully evaluated. The non-GAAP financial measures we use may be calculated differently from, and therefore may not be comparable to similarly titled measures used by other companies. Management uses this information to measure performance over time on a consistent basis and to identify trends related to the Company's financial condition and results of operations. Management believes that these non-GAAP measures provide investors with information regarding the underlying performance of the company's core business operating results. References to GAAP refer to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

First quarter of 2018 Financial Results Analysis

	For the Three Months Ended March 31,
($ millions, except per share data)	2018	2017	% Change
Revenues	4.46	5.51	(21.1)%
Distribution network	3.91	4.86	(19.5)%
Corporate stores	0.15	0.21	(28.6)%
OEM	0.40	0.43	(7.0)%
Gross profit	1.09	1.21	10.3%
Gross margin	24.2%	22.0%	10.3%
Operating income (loss)	(2.01)	(2.23)	(10.0)%
Operating (loss) margin	(45.0)%	(40.5)%	(10.0)%
GAAP net income (loss)	(1.90)	(1.73)	(9.5)%
Non-GAAP Earnings (loss) per share	(0.886)	(0.977)	(9.3)%

Revenues

●	Total revenues decreased by $0.92 million, or 21.4%, to $4.46 million for the first quarter of 2018 from $5.51 million for the same period of last year. The decrease was related to the termination of bad contracts with some customers and the liquidation of excess inventory. The Company tries to avoid overstock due to the weak demand.

	For the Three Months Ended March 31,
	2018			2017
($ millions)	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
Distribution network	3.91	0.89	22.9%	4.86	0.97	20.0%
Corporate stores	0.15	0.06	39.0%	0.21	0.12	55.0%
OEM	0.40	0.14	33.7%	0.43	0.13	20.0%
Total	4.46	1.09	24.4%	5.51	1.21	22.0%

Revenues from the Company's distribution network decreased by $0.95 million, or 19.6%, to $3.91 million for the first quarter of 2018 from $4.86 million for the same period of last year. Distribution network contributed 87.6% of total revenues for the first quarter of 2018, compared to 87.8% for the same period of last year. The Company's distributor network consisted of 14 distributors in 12 provinces during the first quarter of 2018, compared to 30 distributors in 15 provinces during the same period of last year. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sell our products to multi-branded stores and online stores. As of March 31, 2018, the Company operated 39 branded franchise stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores and online shops. As a comparison, the Company operated 52 branded franchise stores as of March 31, 2017.

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of March 31, 2018:

Location	As of March 31, 2018
Fujian	6
Guangdong	2
Guangxi	3
Jiangsu	4
Anhui	1
Zhejiang	2
Chongqing	4
Inner Mongolia	1
Tianjin	3
Hebei	4
Heilongjiang	4
Sichuan	5
Total	39

Revenues from corporate stores sales decreased by $0.06 million, or 29.4%, to $0.15 million for the first quarter of 2018 from $0.21 million for the same period of last year. Corporate stores accounted for 3.4% of total revenues for the first quarter of 2018, compared to 5.5% for the same period of last year. The decrease in corporate stores sales was due to the competitive pressure. As of March 31, 2018, the Company operated 1 corporate store same as March 31, 2017.

Revenues from OEM sales decreased by $0.03 million, or 6.7%, to $0.40 million for the first quarter of 2018 from $0.43 million for the same period of last year. OEM accounted for 9.0% of total revenues for the first quarter of 2018, compared to 6.7% for the same period of last year. The OEM segment is comprised of products that are designed by the customers and manufactured by the Company. The decrease in revenues from OEM sales was primarily due to the competitive pressure.

Cost of Sales and Gross Profit

Total cost of sales decreased by $0.92 million, or 21.4%, to $3.38 million for the first quarter of 2018 from $4.30 million for the same period of last year.

Total gross profit increased by $0.12 million, or 10.3%, to $1.09 million for the first quarter of 2018 from $1.21 million for the same period of last year. Gross profits for distribution network, corporate stores and OEM were $0.89 million, $0.06 million, and $0.14 million, respectively, for the first quarter of 2018, compared to $0.97 million, $0.12 million, and $0.13 million, respectively, for the same period of last year.

Overall gross margin was 24.4% for the first quarter of 2018, compared to 22.0% for the same period of last year. On a segment basis, gross margins for distribution network, corporate stores and OEM were 22.9%, 39.0%, and 33.7%, respectively, for the first quarter of 2018, compared to 19.9%, 55.4%, and 29.5%, respectively, for the same period of last year. The increase in overall gross margin was due to the R&D in our new products and our strategic cost management. The new products have gained additional advantages in pricing which helped increase our gross margin during the first quarter.

Operating Expenses and Operating Income (Loss)

Distribution and selling expenses decreased by $0.14 million, or 15.8%, to $0.73 million for the first quarter of 2018 from $0.87 million for the same period of last year. The decrease in distribution and selling expenses was mainly due to 30% less marketing and advertising expenses.

Administrative expenses increased by $1.24 million, or 106.9%, to $2.40 million for the first quarter of 2018 from $1.16 million for same period of last year. The increase in administrative expenses was mainly due to the related expenses for the board members and executives’ stock compensation.

Other operating expenses, including other income and other gains and loss, totaled $30,354 for the first quarter of 2018, compared to negative $1.42 million for the same period of last year. Total operating expense decreased by $1.39 million, or 98%, to $30,354 for the first quarter of 2018 from $1.35 million for the same period of last year. The decrease was mainly due to the implementation of new accounting policy on account receivable this year as we made certain percentage of bad debt provision on some long age account receivables as of March 31, 2017.

Total loss from operations was $2.01 million for the first quarter of 2018, compared to operating loss of $2.23 million for the same period of last year. Operating loss margin was 45.0% for the first quarter of 2018, compared to an operating profit margin of 40.5% for the same period of last year.

Income (Loss) before Income Taxes

Loss before income taxes was $2.04 million for the first quarter of 2018, compared to income before taxes of $2.26 million for the same period of last year.

Income tax expense was $0.14 million for the first quarter of 2018, compared to income tax expense of $0.52 million for the same period of last year.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 39 KBS branded stores (as of March 31, 2018) and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Lisa Tu
Chief Financial Officer
T: +86 158-5972-2469
E: lingsantu@hotmail.com

KBS Fashion Group Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME(LOSS)

(Stated in US dollars)

	Three months ended March 31
	2018	2017
	USD	USD

Revenue	4,464,161	5,509,752
Cost of sales	(3,376,037)	(4,296,826)
Gross profit	1,088,125	1,212,926
GP ratio	24.2%	22%

Other income	30,144	42,302
Other gains and losses	209	(1,462,007)
Distribution and selling expenses	(729,349)	(866,157)
Administrative expenses	(2,399,251)	(1,159,571)
Operating profit	(2,010,121)	(2,232,506)

Finance costs	(25,507)	(23,981)
Change in fair value of warrant liabilities	-	-
Profit before tax	(2,035,628)	(2,256,488)

Income tax expense	137,313	522,902
Profit for the year	(1,898,315)	(1,733,586)

Other comprehensive income
Currency translation differences	(10,189,384)	(782,270)
Total comprehensive income	(12,087,699)	(2,515,855)

Attributable to:
Owner of the Company	(12,087,699)	(2,515,855)
Minority interests	-	-

Outstanding shares	2,141,466	1,774,435

Profit per share - basic and diluted	(0.886)	(0.977)

NON-GAAP Profit per share-basic and diluted	(0.886)	(0.977)

KBS Fashion Group Limited

Unaudited Consolidated Statements of Financial Position

For the Period ended March 31, 2018 (Stated in US dollars)

	March 31, 2018	December 31, 2017
Current assets
Cash and cash equivalents	25,221,323	23,903,501
Trade receivables	11,682,060	24,370,838
Other receivables and prepayments	649,398	457,427
Related parties receivables	-	-
Inventories	3,530,383	4,865,305
Subsidies prepaid to distributors	-	194,998
Prepayments and premiums under operating leases	94,406	86,758
Land Use Rights and Trademark
	41,177,570	56,343,823
Total current assets

Non-current assets
Prepayments and premiums under operating leases	2,646,152	2,486,499
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	-	-
Construction in progress	-	-
Property, plant and equipment	28,531,786	26,539,278
Prepaid lease payments	670,204	624,813
Deferred tax asset	10,451,327	5,427,581
Total non-current assets	42,299,469	34,754,942

Total assets	83,477,039	91,098,765

Current liabilities
Short-term loans	1,669,821	1,521,894
Trade and other payables	5,082,110	3,084,857
Related parties payables	326,215	1,093,990
Income tax payable	-	893,239
Total current liabilities	7,078,146	7,696,639

Warrant liabilities	-	-

Total liabilities	7,078,146	7,696,639

Equity
share capital	227	177
share premium	8,000,561	6,056,241
Revaluation reserve	184,272	184,272
Statutory Surplus reserve	6,084,836	6,084,836
Retained earnings	75,393,472	77,231,199
Foreign currency translation reserve	(13,264,474)	(7,193,706)
Total equity	76,398,893	83,402,126

Total liabilities and equity	83,477,039	91,098,765

KBS Fashion Group Limited

Unaudited Consolidated Statements of Cash Flow

For the three Months ended March 31, 2018 and 2017

USD

	2018	2017
	USD	USD
Profit before tax	(1,898,315)	(1,733,586)
Adjustments for:
Finance costs	25,507	(23,981)
change in fair value of warrant liabilities	-	-
Interest income	(20,264)	(20,493)
Bad debt allowance	-	(1,450,798)
Share based compensation	(1,314,420)	-
Depreciation of property, plant and equipment	400,538	366,873
Amortisation of prepaid lease payments and trademark	3,818	3,506
Amortisation of subsidies prepaid to distributors	-	196,679
Amortisation of prepayments and premiums under operating leases	27,727	27,387
Provision (Reversal) of inventory obsolescence	(14,428)	(3,812)
Provision (Reversal) of impairment loss in prepayments	-	-
Loss (gain) on disposal of property, plant and equipment	-	1,394
Deferred income tax	-	-
Operating cash flows before movements in working capital	(2,789,837)	(2,636,831)
(Increase) / Decrease in trade and other receivables	(765,977)	688,961
(Increase) / Decrease in prepayments and deferred expenses	1,307,245	4,935,961
(Increase) / Decrease in related parties receivables	-	-
(Increase) / Decrease in inventories	(1,631,454)	(2,404,775)
Increase / (Decrease) in trade and other payables	(597,447)	(78,357)
Increase / (Decrease) in income tax payable	-	(999,583)
Increase / (Decrease) in related parties payables	0	-
Cash generated from operations	(4,477,469)	(494,623)
DTA	(137,313)	(522,902)
Income taxes paid	-	-
Net cash from operating activities	(4,614,781)	(1,017,525)
Investing activities
Interest received	20,264	20,493
Prepayments and premiums paid under operating leases	-	-
withdraw the prepayments and premiums paid under operating leases	-	-
Subsidies prepaid to distributors	-	-
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	-	-
Purchase of property, plant and equipment and construction in process	(20,575)	(1,429)
CIP movement	-	-
Intangible movements	-	-
Prepayment on prepaid lease payments	-	-
Proceeds on disposal of property, plant and equipment	-	-
Net cash used in investing activities	(312)	19,063

Financing activities
Advances from related parities	163,315	164,880
Interest paid	(25,507)	23,981
New bank loans raised	1,662,146	-
Reclass surplus	(1,662,146)	-
Shares issued	-	-
Net cash used in financing activities	137,808	188,861

Net increase in cash and cash equivalent	(4,477,285)	(809,600)
Effects of currency translation	5,306,418	136,760
	5,282,494
Cash and cash equivalents at beginning of year	25,221,323	24,576,341

Cash and cash equivalents at end of year	26,050,456	23,903,501

KBS Fashion Group Limited

Reconciliation of IFRS profit to non-GAAP profit

For the three Months ended March 31, 2018 and 2017

(Stated in US dollars)

	Three months ended March 31
	2018		2017
	USD		USD
	Unaudited	EPS	Unaudited	EPS
Profit for the period	$(1,898,315)	$(0.886)	$(1,733,586)	$(0.977)
Change in fair value of warrants	0		0
Non-GAAP profit for the period	$(1,898,315)	$(0.886)	$(1,733,586)	$(0.977)

No. of shares outstanding	2,141,466		1,774,435